 1-A LIVE 0001652577 XXXXXXXX true false 360 Sports, Inc. DE 2015 0001652577 7997 47-4661189 2 3 244 5TH AVENUE SUITE R260 NEW YORK NY 10001 9177191360 Robert Licopoli Other 99744.95 0.00 247606.00 0.00 -26212.00 0.00 0.00 0.00 26212.00 -26212.00 247606.00 3687.00 0.00 99744.00 0.00 0.00 Class A 23259893 88557R102 none Class B 26000000 88557R201 none 0 0 true true false Tier1 Unaudited Equity (common or preferred stock) N N Y Y N N 20000000 23259893 1.00 20000000.00 0.00 0.00 0.00 20000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false 360 Sports, Inc. Common A 23259893 0 360 Sports, Inc. issued shares based on sweat equity and consulting services. 360 Sports Inc. Class B 26000000 0 360 Sports, Inc. issued shares based on sweat equity and consulting services. The foregoing transactions were deemed to be exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, as a transaction by an issuer not involving a public offering.